UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PANDA ETHANOL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698338100

(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

____________________________________

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	698338100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seneca Capital Investments, L.P. Seneca Capital Investments, LLC Douglas A. Hirsch
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Seneca Capital Investments, L.P. - Delaware Seneca Capital Investments, LLC - Delaware Douglas A. Hirsch - United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares
6 Shared Voting Power Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares Refer to Item 4 below.
7 Sole Dispositive Power Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares
8 Shared Dispositive Power Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

CUSIP NO.	698338100

11	Percent of Class Represented by Amount in Row (9) Seneca Capital Investments, L.P. - 0.0% Seneca Capital Investments, LLC - 0.0% Douglas A. Hirsch - 0.0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Seneca Capital Investments, L.P. – OO (Limited Partnership) Seneca Capital Investments, LLC – OO (Limited Liability Company) Douglas A. Hirsch – IN

Item 1.

(a)	Name of Issuer
Panda Ethanol, Inc.
(b)	Address of Issuer’s Principal Executive Offices
4100 Spring Valley, Suite 1002, Dallas, Texas 75244

Item 2.

(a)	Name of Person Filing
Seneca Capital Investments, L.P. Seneca Capital Investments, LLC Douglas A. Hirsch
(b)	Address of Principal Business Office or, if none, Residence
Seneca Capital Investments, L.P. Seneca Capital Investments, LLC Douglas A. Hirsch c/o Seneca Capital 590 Madison Avenue, 28th Floor New York, NY 10022
(c)	Citizenship
Seneca Capital Investments, L.P. - Delaware Seneca Capital Investments, LLC - Delaware Douglas A. Hirsch - United States
(d)	Title of Class of Securities
Common Stock, par value $0.001 per share
(e)	CUSIP Number
698338100

CUSIP NO.	698338100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares
(b)	Percent of Class
Seneca Capital Investments, L.P. - 0.0% Seneca Capital Investments, LLC - 0.0% Douglas A. Hirsch - 0.0%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares
(ii) shared power to vote or to direct the vote
Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares
(iii) sole power to dispose or to direct the disposition of

CUSIP NO.	698338100

Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares
(iv)	shared power to dispose or to direct the disposition of
Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	698338100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 17, 2009

SENECA CAPITAL INVESTMENTS, L.P.

By: Seneca Capital Investments, LLC,

its General Partner

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch

Douglas A. Hirsch, individually

CUSIP NO.	698338100

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of November 16, 2006, is by and between Seneca Capital Investments, L.P., Seneca Capital Investments, LLC and Douglas A. Hirsch, an individual (the foregoing are collectively referred to herein as the “Seneca Filers”).

Each of the Seneca Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.001 per share, of Panda Ethanol, Inc., beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Seneca Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Seneca Filers upon one week’s prior written notice or such lesser period of notice as the Seneca Filers may mutually agree.

Executed and delivered as of the date first above written.

SENECA CAPITAL INVESTMENTS, L.P.

By: Seneca Capital Investments, LLC,

its General Partner

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, individually